LAS VEGAS SANDS CORP.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

December 10, 2004

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Amanda McManus

Las Vegas Sands Corp.
Registration Statement on
Form S-1 (File No. 333-118827)

Dear Ms. McManus:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the "Form S-1") relating to the registration of 27,380,953 shares (including 3,571,429 shares to cover over-allotments) of common stock, par value $.001 per share of Las Vegas Sands Corp. (the "Company") be accelerated to 12:00 p.m. Eastern time, on December 14, 2004 or as soon thereafter as may be practicable.

        The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-32373) (the "Form 8-A" and, together with the Form S-1, the "Registration Statements"), also be accelerated to the same time as the Form S-1.

        We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements.

        We hereby acknowledge that (i) should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding the foregoing, please contact Valérie M. Demont of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3076.

Very truly yours,
LAS VEGAS SANDS CORP.
By:	/s/ HARRY D. MILTENBERGER Name: Harry D. Miltenberger Title: Chief Accounting Officer

December 10, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Las Vegas Sands Corp.
Filed on Form S-1
Registration No. 333-118827

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 24, 2004 and the date hereof 38,825 copies of the Preliminary Prospectus dated November 24, 2004 were distributed as follows: 36,541 to 7 prospective underwriters; 1,486 to 1,486 investors; 350 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 439 to 15 others.

In connection with the above captioned Registration Statement, we wish to advise that between December 8, 2004 and the date hereof 1,288 copies of the Amended Preliminary Prospectus dated December 8, 2004 were distributed as follows: 1,239 to 13 prospective underwriters, 0 to 0 investors, 40 to 2 prospective dealers, 0 to 0 individuals, 9 to 3 rating agencies, and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 pm (EST) on December 14, 2004 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
As Representatives of the
Prospective U.S Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)